UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CITADEL BROADCASTING CORPORATION

(Name of Subject Company (Issuer))

Citadel Broadcasting Corporation

(Name of Filing Persons – (Offeror))

1.875% CONVERTIBLE SUBORDINATED NOTES DUE 2011

(Title of Class of Securities)

17285TAA4 and 17285TAB2

(CUSIP Numbers of Class of Securities)

Jacquelyn J. Orr

General Counsel & Vice President

CITADEL BROADCASTING CORPORATION

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Boris Dolgonos

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

Telephone: (212) 310-8000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee
$330,000,000	$12,969.00

*	Estimated for the purpose of determining the filing fee. The amount assumes the tender of $330,000,000 principal amount of Citadel Broadcasting Corporation’s 1.875% Convertible Subordinated Notes due 2011 for cash consideration for up to $55.0 million aggregate principal amount at a price of $900 per $1,000 principal amount of such notes and the exchange of all outstanding 1.875% Convertible Subordinated Notes due 2011 in excess of $55.0 million aggregate principal amount for Amended and Restated Convertible Subordinated Notes due 2011. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$	Filing Party:
Form or Registration No.:		Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Citadel Broadcasting Corporation, a Delaware Corporation (“Citadel”). This Schedule TO relates to the offer (i) to purchase (the “Offer to Purchase”) by Citadel for cash, on a pro rata basis, up to $55.0 million of its 1.875% Convertible Subordinated Notes due 2011 (the “Existing Notes”) that are tendered and not withdrawn at a price of $900 per $1,000 principal amount of the Existing Notes (the “cash consideration”), and (ii) to exchange (the “Exchange Offer” and together with the Offer to Purchase, the “Offer”) $1,000 principal amount of Citadel’s newly authorized Amended and Restated Convertible Subordinated Notes due 2011 (the “Amended Notes”) for each $1,000 principal amount of Existing Notes (the “exchange consideration”). The terms and conditions of the Offer are set forth in the Offer to Purchase and Exchange, dated May 7, 2008, (the “Offer to Purchase and Exchange”) and the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1) and (a)(2) hereto, respectively. All of the information set forth in the Offer to Purchase and Exchange and the related Letter of Transmittal, is hereby expressly incorporated by reference in response to all items of this Schedule TO except as otherwise set forth below.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 1 of the Section TO.

Item 2.	Subject Company Information.

The information under the heading “Summary—The Company” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 2 of this Schedule TO. As of the date hereof, there are $330,000,000 aggregate principal amounts of Existing Notes outstanding. The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes.

Item 3.	Identity and Background of Filing Person.

The information under the heading “Summary—The Company” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 3 of this Schedule TO. The following table lists the names of all directors and executive officers of Citadel as of the date hereof. The mailing address of each director and executive officer is: c/o City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128 and our telephone number at that address is (702) 804-5200.

Name	Office
Farid Suleman	Director, Chairman and Chief Executive Officer
J. Anthony Forstmann	Director
Theodore J. Forstmann	Director
Michael A. Miles	Director
Michael J. Regan	Director
Thomas Reifenheiser	Director
Charles P. Rose, Jr.	Director
Herbert J. Siegel	Director
Wayne T. Smith	Director
Judith A. Ellis	Chief Operating Officer
Jacquelyn J. Orr	Vice President, General Counsel and Secretary
Patricia Stratford	Senior Vice President – Finance and Administration and Assistant Secretary
Randy L. Taylor	Senior Vice President, Chief Financial Officer

Item 4.	Terms of the Transaction.

The information under the headings “Certain Offer Matters,” “The Offer—Principal Terms of the Offer,” “The Offer—Expiration Date; Extension; Amendment; Termination,” “The Offer—Acceptance of Notes for Purchase; Payment for Notes,” “The Offer—Procedures for Tendering Notes,” “The Offer—Withdrawal of Tenders; Absence of Appraisal Rights,” “The Offer—Material Differences Between the Existing Notes and the Amended Notes,” “Description of the Amended Notes” and “Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 4 of this Schedule TO. None of Citadel’s officers, directors or affiliates hold any of the Existing Notes and, therefore, no Existing Notes are to be purchased from any officer, director or affiliate of Citadel in connection with the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Citadel, the Wilmington Trust Company, the trustee under the Indenture (as amended, the “Indenture”) governing the Existing Notes, and holders of a majority in principal amount of the outstanding Existing Notes have entered into a Settlement Agreement, dated March 19, 2008, (the “Settlement Agreement”) that resulted in the settlement of the Company’s litigation in the Supreme Court for the State of New York relating to the Indenture and the Existing Notes. Under the Settlement Agreement, Citadel agreed to commence the Offer and the holders of Existing Notes that are party to the Settlement Agreement irrevocably agreed to tender all Existing Notes now held by them, together with any Existing Notes they may acquire subsequent to the date hereof, in the Offer.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “The Offer—Purpose of the Offer” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 6 of this Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration.

The information under the subheadings “The Offer—Purpose of the Offer” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 7 of this Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Citadel will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the depositary. Citadel will also pay specified trustee-related fees and expenses and its legal and accounting expenses. Citadel will not pay any fees or commission to any broker-dealer or any other person for soliciting tenders of Existing Notes pursuant to the Offer. Citadel will reimburse, upon request, reasonable and necessary costs and expenses incurred by brokers, dealers, commercial banks and trust companies in forwarding materials to their customers.

Tendering holders of Existing Notes will not be required to pay any fee or commission to Citadel. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Item 10.	Financial Statements.

The information under the headings “Summary—Financial Information” and “Unaudited Pro Forma Financial Information” in the Offer to Purchase and Exchange is incorporated herein by reference in answer to Item 10 of this Schedule TO.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Exchange, dated May 7, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)(1)	Settlement Agreement, dated March 19, 2008, among Citadel, Wilmington Trust Company, as successor trustee, and the Holders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008).

(g)	None.

(h)	None.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citadel Broadcasting Corporation

By:	/s/ Farid Suleman
Name:	Farid Suleman
Title:	Chief Executive Officer

Dated: May 7, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Exchange, dated May 7, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Settlement Agreement, dated March 19, 2008, among Citadel, Wilmington Trust Company, as successor trustee, and the Holders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008).

(g)	None.

(h)	None.